SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 001-14948

Toyota Motor Corporation

(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,

Aichi Prefecture 471-8571,

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THE INFORMATION AND EXHIBITS SET FORTH IN THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF TOYOTA MOTOR CORPORATION’S REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-232286) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Material Contained in this Report:

I.

English translations of the original Japanese-language documents, as filed with the Tokyo Stock Exchange on November 7, 2019, with respect to the registrant’s results of operations for the second quarter of FY2020 ended September 30, 2019.

II.	English translation of the Notice Concerning Distribution of Interim Dividends from Surplus, as filed by the registrant with the Tokyo Stock Exchange on November 7, 2019.

III.

English translation of the Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock, as filed by the registrant with the Tokyo Stock Exchange on November 7, 2019.

IV.

English translation of a press release with respect to Notice Concerning the Disposition of Treasury Stock to a Subsidiary by Way of Third-Party Allotment, as filed by the registrant with the Tokyo Stock Exchange on November 7, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Kaname Shimizu
	Name:	Kaname Shimizu
	Title:	General Manager, Accounting Division

Date: November 7, 2019